UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): July 30, 2015

FEDERAL HOME LOAN BANK OF CHICAGO
(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

200 East Randolph Drive Chicago, Illinois		**60601**
(Address of principal executive offices)		(Zip Code)

**Registrant's telephone number, including area code:
(312) 565-5700**

**Former name or former address, if changed since last report:
Not Applicable**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On July 30, 2015, the Federal Home Loan Bank of Chicago (the "Bank") sent a communication to its members to report selected preliminary unaudited financial results for the quarter ended June 30, 2015 and the declaration of a dividend. The full text of the member communication is furnished as Exhibit 99.1 to this Form 8-K.

The information being furnished pursuant to Items 2.02 and 9.01 on this Current Report on Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Current Report contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets; economic conditions (including effects on, among other things, mortgage-backed securities); changes in mortgage interest rates and prepayment speeds on mortgage assets; the Bank's ability to successfully transition to a new business model and to pay future dividends (including enhanced dividends on activity-based capital stock); the Bank's ability to continue to offer the Reduced Capitalization Advances Program on a monthly basis; the Bank's ability to implement new MPF products; the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from its members, including maintaining compliance with its minimum regulatory capital requirements and determining that its financial condition is sound enough to support such repurchases and redemptions; and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at www.fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Current Report. The financial results discussed in this Current Report are preliminary and unaudited. "Mortgage Partnership Finance" and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Description
99.1	Member communication dated July 30, 2015

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: July 30, 2015   By: /s/ Roger D. Lundstrom

Roger D. Lundstrom

Executive Vice President and Chief Financial Officer

Exhibit 99.1

July 30, 2015

To Our Members:

Today the Board of Directors of the Federal Home Loan Bank of Chicago (Bank) approved maintaining the dividend levels set last quarter for the second quarter of 2015. The Board again recognized our members that borrow from the Bank and thus support the entire cooperative by declaring a 2.25% dividend on Class B1 activity stock. The Board also declared a 0.50% dividend on Class B2 membership stock.

The Bank expects to report net income of $97 million for the second quarter of 2015 when we file our Form 10-Q with the Securities and Exchange Commission next month. Click here for preliminary and unaudited financial results and details on the dividend payments.

Supporting Your Business
We continue to focus on ways we can support your business. First, we want to ensure your borrowing costs remain low. The higher dividend on Class B1 activity stock relative to the Class B2 membership stock that we announced today reduces your all-in cost of borrowing an advance, making our funding attractive to other alternatives. Second, earlier in June we introduced a new *monthly* Reduced Capitalization Advance Program (RCAP). Now on a monthly basis you have the opportunity to borrow new advances with an activity stock requirement of only 2% for the life of the advance instead of the traditional 5% requirement.

Lastly, we have also been evaluating how to increase your collateral capacity, which directly affects your ability to access funding and liquidity. At the end of June we announced changes to our collateral loan margins, which provides you with more collateral value and, in turn, greater opportunities to use advances for your business needs.

More Ways to Access the Secondary Mortgage Market
The Bank has expanded its product offerings through the Mortgage Partnership Finance® (MPF®) Program. Members can once again earn higher fee income for sharing the credit risk of conventional, conforming loans while the Bank manages the liquidity, interest rate, and prepayment risks with MPF Original, MPF 125, and MPF 35 products. We were also pleased to announce that members can choose to sell jumbo loans to the secondary mortgage market through the MPF Direct product, which has a single-family loan limit of $1.5 million.

To help you remain competitive in the government loan market, we now offer the MPF Government MBS product. On July 21, we issued our first security guaranteed by the Government National Mortgage Association (Ginnie Mae). The $5 million security is backed by mortgages originated by participating members through MPF Government MBS. Ginnie Mae securities are among the most liquid financial instruments in the world, and this new product allows you to offer competitive FHA, VA, and Government Guaranteed Native American and Rural Housing mortgages.

Community First® Fund Commits More Money to District
Supporting your communities remains a priority as well. Since February, we have committed $21 million of the Community First Fund to three new CDFI (community development financial institution) partners. Chicago-based CIC (Community Investment Corporation) will use the funds to help support small business entrepreneurs-multifamily building owners who provide affordable rental housing throughout the Chicago metropolitan area. Impact Seven, based in

Almena, Wisconsin, will use the funding to provide flexible loan capital for business expansion to foster job creation and investment in low-income communities. And CCLF (Chicago Community Loan Fund) based in Chicago plans to use the capital to finance projects that provide better goods and services, healthy food outlets, social services, and high-quality affordable housing to the communities it serves.

Our commitment to you is steadfast as we develop new products and services to help you remain competitive in an ever-changing business environment. We are member-owned and member-focused. As always, thank you for your membership in-and for using-the Federal Home Loan Bank of Chicago.

Best regards,
Matt Feldman
President and CEO

This letter contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to successfully transition to a new business model and to pay future dividends (including enhanced dividends on activity-based capital stock), our ability to continue to offer the Reduced Capitalization Advance Program on a monthly basis, our ability to implement new MPF products, our ability to meet required conditions to repurchase or redeem excess capital stock from our members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at www.fhlbc.com. We assume no obligation to update any forward-looking statements made in this letter. The financial results discussed in this letter are preliminary and unaudited. "Mortgage Partnership Finance", "MPF" and "Community First" are registered trademarks of the Federal Home Loan Bank of Chicago.

[The text below follows the "Click here" link]

Second Quarter 2015 Dividend
On July 30, 2015, the Board of Directors of the Federal Home Loan Bank of Chicago (Bank) declared a cash dividend for both the average activity-based capital stock (Class B1) and average membership-based capital stock (Class B2), based on the Bank's preliminary financial results for the second quarter of 2015.

The dividend declared per share of Class B1 activity stock is at an annualized rate of 2.25%. The dividend declared per share of Class B2 membership stock is at an annualized rate of 0.50%. The actual effective combined dividend rate on the total stock held by each member will depend on its level of activity with the Bank during the second quarter and the relative number of shares of Class B2 membership and Class B1 activity stock. The dividend will be paid by crediting your account on August 13, 2015.

The Board of Directors continued to declare a higher dividend per share on Class B1 activity stock than on Class B2 membership stock, as the Board recognizes members that use FHLBC advances; this activity supports the entire cooperative and the higher dividend lowers their all-in costs to borrow.

Second Quarter 2015 Financial Highlights
The results discussed here are preliminary and unaudited. Please refer to the Condensed Statements of Income and Statements of Condition on the next page. We expect to file our second quarter 2015 Form 10-Q with the Securities and Exchange Commission next month. You will be able to access it on our website, www.fhlbc.com, or through the SEC's reporting website.

- We recorded **net income** of $97 million for the second quarter of 2015, up slightly from $94 million in the second quarter of 2014.
- **Net interest income** for the second quarter of 2015 was $117 million, down slightly from $122 million for the second quarter of 2014.
- **Total investment securities** declined $1.8 billion from $27.3 billion at December 31, 2014, to $25.5 billion at June 30, 2015, as the portfolio continued to pay down.
- **Advances** outstanding increased $2.1 billion to $34.6 billion at June 30, 2015, up from $32.5 billion at December 31, 2014.
- **Total assets** decreased $2.0 billion to $69.8 billion at June 30, 2015, down from $71.8 billion at December 31, 2014.
- We reached approximately $2.6 billion in **retained earnings** at June 30, 2015.
- We remained in compliance with all of our regulatory capital requirements as of June 30, 2015.

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	June 30, 2015		December 31, 2014		Change
Cash and due from banks, interest bearing deposits, Federal Funds sold, and securities purchased under agreement to resell	$	4,112	$	5,827	(29)%
Investment securities		25,519		27,260	(6)%
Advances		34,553		32,485	6 %
MPF Loans held in portfolio, net		5,374		6,057	(11)%
Other		202		212	(5)%
Total assets	$	69,760	$	71,841	(3)%
Consolidated obligation discount notes	$	34,552	$	31,054	11 %
Consolidated obligation bonds		28,672		34,251	(16)%
Subordinated notes		944		944	— %
Other		1,043		1,067	(2)%
Total liabilities		65,211		67,316	(3)%
Capital stock		1,835		1,902	(4)%
Retained earnings		2,575		2,406	7 %
Accumulated other comprehensive income		139		217	(36)%
Total capital		4,549		4,525	1 %
Total liabilities and capital	$	69,760	$	71,841	(3)%

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	For the three months ended June 30,				For the year to date ended June 30,			
	2015		2014	Change	2015		2014	Change
Interest income	$	309	$ 345	(10)%	$	630	$ 700	(10)%
Interest expense		(188)	(226)	(17)%		(379)	(454)	(17)%
Reversal of (provision for) credit losses		(4)	3	(233)%		(4)	6	(167)%
Net interest income		117	122	(4)%		247	252	(2)%
Noninterest gain (loss)		24	13	85 %		19	3	533 %
Noninterest expense		(33)	(31)	6 %		(66)	(61)	8 %
Affordable Housing Program assessment		(11)	(10)	10 %		(20)	(19)	5 %
Net income	$	97	$ 94	3 %	$	180	$ 175	3 %
Net yield on interest-earning assets		0.71%	0.67%	0.04 %		0.71%	0.70%	0.01 %

This publication contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to successfully transition to a new business model and to pay future dividends (including enhanced dividends on activity-based capital stock), our ability to continue to offer the Reduced Capitalization Advance Program on a monthly basis, our ability to implement new MPF products, our ability to meet required conditions to repurchase or redeem excess capital stock from our members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at www.fhlbc.com. We assume no obligation to update any forward-looking statements made in this publication. The financial results discussed in this publication are preliminary and unaudited. "Mortgage Partnership Finance" and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.